EnCana Corporation

EnCana on 8th 1800 855 2nd Street SW PO Box 2850 Calgary AB Canada T2P 2S5	tel: (403) 645-2000 www.encana.com

February 11, 2003

To:	Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
New Brunswick, Securities Administration Branch
Nova Scotia Securities Commission
Newfoundland, Securities Division, Department of Government Services and Lands
Prince Edward Island, Registrar of Securities
Northwest Territories, Registrar of Securities
Nunavut Territory, Registrar of Securities
Yukon Territory, Registrar of Securities

And to:	Toronto Stock Exchange
New York Stock Exchange, Inc.

Re:	EnCana Corporation
Notice of Annual and Special Meeting of Shareholders and Notice of Record Date

     We advise the following with respect to the upcoming Annual and Special Meeting of Shareholders of EnCana Corporation:

1. Meeting Type	Annual and Special
2. Security Description of Voting Issue	Common Shares
3. CUSIP Number	292505 10 4
4. Record Date	Monday, March 17, 2003
5. Meeting Date	Wednesday, April 23, 2003
6. Meeting Location	Hyatt Regency Calgary

Per:	“Kerry D. Dyte”

General Counsel & Corporate Secretary